Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors
The Reader's Digest Association, Inc.

We consent to the incorporation by reference in the registration statements (Nos. 33-37434, 33-56883, 333-57789, 333-42726, 333-105325, 333-105326, and 333-105327) on Form S-8 of The Reader's Digest Association, Inc. of our reports dated August 17, 2006, with respect to the consolidated financial statements of The Reader's Digest Association, Inc. and subsidiaries as of and for the year ended June 30, 2006, The Reader's Digest Association, Inc. and subsidiaries management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of June 30, 2006, included in the Annual Report (Form 10-K) for the year ended June 30, 2006.

/s/ Ernst & Young LLP
Stamford, Connecticut
August 17, 2006